Mail Stop 3561

December 8, 2006

Michael Moran, CEO
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

> **Re:** **Allion Healthcare, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Filed November 17, 2006**
> **File No. 0-17821**

Dear Mr. Moran:

We have reviewed your filings and supplemental response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year ended December 31, 2005

Consolidated Statement of Stockholders' Equity (Deficit), page 48

1. With respect to the warrants issued in the Specialty acquisition, we note the $1,449,959 warrant value is reflected as $1,133,215 of "Mandatory redeemable warrants" and $316,744 as "Issuance of warrants for Acquisition" in this Statement. Please tell us why you have identified the $1,133,215 as mandatory redeemable warrants when this amount relates to warrants that are not mandatorily redeemable. Please revise as needed.

Note 9. Intangible Assets, page 63

2.   We note your response to prior comment five of our letter dated October 24, 2006. Please tell us how you determined that the use of straight-line amortization for the referral lists was appropriate in accordance with paragraph 12 of SFAS 142. We note that an accelerated method of amortization may be appropriate for customer related intangible assets, to the extent that it more accurately reflects the pattern in which the economic benefits of the assets are expected to be consumed or used up. Please advise and revise the financial statements and related disclosures accordingly.

Note 19. Stockholder's Equity, page 68

C. Warrants, page 69

3.   With respect to prior comment two of our letter dated October 24, 2006, we note your response stating the independent valuation firm felt that LEAPs (based on implied volatility) are the best indicator of volatility. We also note that only 10,000 options were granted during the period whereby a 20% volatility assumption was used. However the 351,438 warrants issued in the Specialty Acquisition were also valued based on a 20% volatility estimate and a change in this volatility estimate could have a material impact on the statement of operations. We reiterate that paragraphs 284-285 and Appendix F to SFAS 123 state that expected volatility should be based on historical volatility, and SFAS 123 does not provide for the use of implied volatility as a substitute for historical volatility. In addition, we note that a calculation of historical volatility based on private placement financings appears to be inconsistent with paragraph 285 of SFAS 123, which specifically contemplates that the entity's stock is publicly traded, or if not, that volatility can be estimated using the historical volatility of comparable public companies. Please advise and revise the financial statements and related disclosures as appropriate.

4.   We note your response to our prior comments eight and nine. As discussed above, the use of a 1% volatility assumption based on private placements appears to be inconsistent with the requirements of SFAS 123. We note that the use of a 1% volatility assumption represents the use of the minimum value method under paragraph 20 of SFAS 123, which is specifically disallowed for awards made to non-employees as discussed in footnote 1 of EITF 96-18. Please revise your calculation of the volatility assumption for the 375,000 warrants issued in 2000 accordingly, and update the materiality analysis provided in Appendix A.

5.   We note your response to our prior comment 11 stating the 40% volatility assumption used for the April and May 2005 warrant issuances were based on the

actual volatility of similar public entities. Please provide additional details regarding the how the volatility assumption was determined, including whether the analysis was based on SFAS 123 or SFAS 123(R), the name, market capitalization and volatility for each company that was identified as being comparable, and the period over which volatility for each comparable company was measured. Tell us whether the calculated volatility was determined using the average volatility for each of the comparable companies, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. We may have additional comments after reviewing your response.

6.   We note your response to prior comment 12. Please clarify whether the volatility of 44% was calculated using the average volatility of the comparable companies, as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. If this is the case, please explain your basis for the use of a calculated index in your fair value measurement, rather than basing expectations about future volatility on the average volatilities of the representative companies.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before December 29, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies